================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                    FORM 11-K


(mark one):
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].



For the fiscal year ended December 31, 1997



                                       OR



[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [ NO FEE REQUIRED].



For the transition period from                         to
                               -----------------------    ----------------------


Commission file number   001-10109
                       -------------


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


              BECKMAN INSTRUMENTS, INC. SAVINGS AND INVESTMENT PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              BECKMAN COULTER, INC.
                           4300 North Harbor Boulevard
                           Fullerton, California 92835

================================================================================

[LETTERHEAD OF DELOITTE & TOUCHE LLP]


                           BECKMAN INSTRUMENTS, INC.
                           SAVINGS AND INVESTMENT PLAN

                           FINANCIAL STATEMENTS FOR
                           THE YEARS ENDED DECEMBER 31, 1997 AND 1996,
                           SUPPLEMENTAL SCHEDULES,
                           AND INDEPENDENT AUDITORS' REPORT

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE
                                                                            ----
INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:
Statement of net assets available for benefits as of December 31, 1997       2
Statement of net assets available for benefits as of December 31, 1996       3
Statement of changes in net assets available for benefits
   for the year ended December 31, 1997                                      4
Statement of changes in net assets available for benefits
   for the year ended December 31, 1996                                      5
Notes to financial statements for the years ended
   December 31, 1997 and 1996                                                6

SUPPLEMENTAL SCHEDULES:
Line 27a - Schedule of assets held for investment purposes as of
   December 31, 1997                                                        12
Line 27d - Schedule of reportable series of  transactions for the
   year ended December 31, 1997                                             14

All other supplemental schedules are omitted because of the absence of conditions under which they are required.

                     [LETTERHEAD OF DELOITTE & TOUCHE LLP]


INDEPENDENT AUDITORS' REPORT


To the Corporate Benefits Committee of
  Beckman Instruments, Inc. Savings and Investment Plan:


We have audited the accompanying statements of net assets available for benefits of Beckman Instruments, Inc. Savings and Investment Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund is also presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
-----------------------------
    Deloitte & Touche LLP


June 4, 1998

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                               SUPPLEMENTAL INFORMATION BY FUND
                                        -------------------------------------------------------------------------
                                           BECKMAN        BALANCED      INTEREST         EQUITY         INDEX
                                         STOCK FUND         FUND       INCOME FUND        FUND           FUND
                                        ------------    ------------   -----------    ------------   ------------
ASSETS:
Investments,  at fair value
  (Note 4):
  Common stock of Plan sponsor          $ 33,627,720    $          --  $        --    $         --    $        --
  Mutual funds                                             36,390,285                   84,597,289     36,031,751
  Participant loans receivable
Investments, at contract value
  (Notes 3 and 4):
  Group contracts with insurance
    companies                                     --                     44,702,859
  Bank investment contracts                                              48,502,285
                                        ------------    -------------  ------------   ------------   ------------
    Total investments                     33,627,720       36,390,285    93,205,144     84,597,289     36,031,751

Cash and cash equivalents                     66,350                      1,636,529                         2,754
Contributions receivable                       5,501            4,370        11,856         10,030         10,119
Other receivables                              3,691                         20,263
                                        ------------    -------------  ------------   ------------   ------------
    Total assets                          33,703,262       36,394,655    94,873,792     84,607,319     36,044,624

LIABILITIES --  Amounts
    payable for investments                                     2,907                       48,643
                                        ------------    -------------  ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS       $ 33,703,262    $  36,391,748  $ 94,873,792   $ 84,558,676   $ 36,044,624
                                        ============    =============  ============   ============   ============


                                             SUPPLEMENTAL INFORMATION BY FUND
                                     -----------------------------------------------
                                     INTERNATIONAL     PARTICIPANT     DISBURSEMENT
                                      EQUITY FUND         LOANS            FUND             TOTAL
                                     -------------     -----------     -------------     ------------
ASSETS:
Investments, at fair value
  (Note 4):
  Common stock of Plan sponsor        $        --      $        --      $        --      $ 33,627,720
  Mutual funds                          8,687,994                                         165,707,319
  Participant loans receivable                           5,098,884                          5,098,884
Investments, at contract value
  (Notes 3 and 4):
  Group contracts with insurance
    companies                                                                              44,702,859
  Bank investment contracts                                                                48,502,285
                                     ------------      ------------     -----------      ------------
    Total investments                   8,687,994         5,098,884                       297,639,067

Cash and cash equivalents                                    45,896         134,674         1,886,203
Contributions receivable                    3,319                                              45,195
Other receivables                          22,969                             1,267            48,190
                                     ------------      ------------     -----------      ------------
    Total assets                        8,714,282         5,144,780         135,941       299,618,655

LIABILITIES --  Amounts
    payable for investments                 2,832                                              54,382
                                     ------------      ------------     -----------      ------------
NET ASSETS AVAILABLE FOR BENEFITS    $  8,711,450      $  5,144,780     $   135,941      $299,564,273
                                     ============      ============     ===========      ============


See accompanying notes to financial statements.

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                            SUPPLEMENTAL INFORMATION BY FUND
                                        -------------------------------------------------------------------------
                                           BECKMAN        BALANCED      INTEREST         EQUITY         INDEX
                                         STOCK FUND         FUND       INCOME FUND        FUND           FUND
                                        ------------    ------------   -----------    ------------   ------------
ASSETS:
Investments,  at fair value
  (Note 4):
  Common stock of Plan sponsor          $ 29,746,381    $          --  $         --     $       --     $       --
  Mutual funds                                             32,216,698                   64,761,502     19,591,426
  Participant loans receivable
Investments, at contract value
  (Notes 3 and 4):
  Group contracts with insurance
    companies                                     --                     47,812,253
  Bank investment contracts                                              45,623,243
                                        ------------    -------------  ------------   ------------   ------------
    Total investments                     29,746,381       32,216,698    93,435,496     64,761,502     19,591,426

Cash and cash equivalents                     59,147                      3,599,691              2
Contributions receivable                       1,898            4,232        11,701          2,578          1,308
Other receivables                              1,407           39,561        26,959         68,906         37,486
                                        ------------    -------------  ------------   ------------   ------------
    Total assets                          29,808,833       32,260,491    97,073,847     64,832,988     19,630,220

LIABILITIES --  Amounts
    payable for investments
                                        ------------    -------------  ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS       $ 29,808,833    $  32,260,491  $ 97,073,847   $ 64,832,988   $ 19,630,220
                                        ============    =============  ============   ============   ============


                                           SUPPLEMENTAL INFORMATION BY FUND
                                      ----------------------------------------------
                                      INTERNATIONAL    PARTICIPANT      DISBURSEMENT
                                       EQUITY FUND        LOANS             FUND            TOTAL
                                      -------------    -----------      ------------     ------------
ASSETS:
Investments, at fair value
  (Note 4):
  Common stock of Plan sponsor        $        --      $        --      $        --      $ 29,746,381
  Mutual funds                          4,586,576                                         121,156,202
  Participant loans receivable                           4,738,363                          4,738,363
Investments, at contract value
  (Notes 3 and 4):
  Group contracts with insurance
    companies                                                                              47,812,253
  Bank investment contracts                                                                45,623,243
                                     ------------      ------------     -----------      ------------
    Total investments                   4,586,576         4,738,363                       249,076,442

Cash and cash equivalents                                    15,993         270,598         3,945,431
Contributions receivable                    1,016                                              22,733
Other receivables                                                             2,440           176,759
                                     ------------      ------------     -----------      ------------
    Total assets                        4,587,592         4,754,356         273,038       253,221,365

LIABILITIES --  Amounts
    payable for investments                34,229                                              34,229
                                     ------------      ------------     -----------      ------------
NET ASSETS AVAILABLE FOR BENEFITS    $  4,553,363      $  4,754,356     $   273,038      $253,187,136
                                     ============      ============     ===========      ============



See accompanying notes to financial statements.

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                    SUPPLEMENTAL INFORMATION BY FUND
                                ----------------------------------------------------------------------------
                                   BECKMAN         BALANCED       INTEREST          EQUITY           INDEX
                                 STOCK FUND          FUND        INCOME FUND         FUND             FUND
                                -----------     -------------    -----------    -------------     ------------
Additions to plan assets
  attributed to:
  Net appreciation in fair
    value of investments        $   982,068     $   2,879,199    $    77,054    $  13,161,298     $  6,922,555

    Interest                          5,367            16,130      6,421,696           29,531           12,067
    Dividends                       471,973         1,370,158                       1,324,591          499,966
                                -----------     -------------    -----------    -------------     ------------

     Total investment income      1,459,408         4,265,487      6,498,750       14,515,420        7,434,588

  Contributions:
    Beckman Instruments, Inc.     1,723,070           214,673      1,940,121          391,284          359,952
    Employees                     1,603,290         3,937,976      4,829,884        7,283,684        5,098,222
                                -----------     -------------    -----------    -------------     ------------
      Total contributions         3,326,360         4,152,649      6,770,005        7,674,968        5,458,174

  Participant loan repayments       152,046           360,541        537,801          731,695          320,243
                                -----------     -------------    -----------    -------------     ------------
        Net additions             4,937,814         8,778,677     13,806,556       22,922,083       13,213,005

Participant loan withdrawals       (204,856)         (387,201)      (573,948)        (783,243)        (305,119)

Deductions from plan assets
  attributed to distributions
  of benefits                    (1,629,624)       (2,170,252)    (8,468,933)      (3,652,179)      (1,175,002)
Administrative expenses and
  other                                (219)
                                -----------     -------------    -----------    -------------     ------------
        Net deductions           (1,834,699)       (2,557,453)    (9,042,881)      (4,435,422)      (1,480,121)
                                -----------     -------------    -----------    -------------     ------------

Net increase (decrease) in
  net assets available for
  benefits prior to interfund
  transfers                       3,103,115         6,221,224      4,763,675       18,486,661       11,732,884
Net assets available for
  benefits, beginning
  of year                        29,808,833        32,260,491     97,073,847       64,832,988       19,630,220
Net interfund transfers             791,314        (2,089,967)    (6,963,730)       1,239,027        4,681,520
                                -----------     -------------    -----------    -------------     ------------
Net assets available for
  benefits, end of year         $33,703,262     $  36,391,748    $94,873,792    $  84,558,676     $ 36,044,624
                                ===========     =============    ===========    =============     ============

                                      SUPPLEMENTAL INFORMATION BY FUND
                                ---------------------------------------------
                                INTERNATIONAL     PARTICIPANT    DISBURSEMENT
                                 EQUITY FUND         LOANS           FUND           TOTAL
                                -----------     -------------    ------------   -------------
Additions to plan assets
  attributed to:
  Net appreciation in fair
    value of investments        $    64,677     $          --    $    31,630    $  24,118,481

    Interest                          1,802           388,827                       6,875,420
    Dividends                       254,750                                         3,921,438
                                -----------     -------------    -----------    -------------
     Total investment income        321,229           388,827         31,630       34,915,339

  Contributions:
    Beckman Instruments, Inc.       212,426                                         4,841,526
    Employees                     2,522,963                                        25,276,019
                                -----------     -------------    -----------    -------------
      Total contributions         2,735,389                                        30,117,545

  Participant loan repayments       140,126        (2,242,452)
                                -----------     -------------    -----------    -------------
        Net additions             3,196,744        (1,853,625)        31,630       65,032,884

Participant loan withdrawals        (68,870)        2,323,237

Deductions from plan assets
  attributed to distributions
  of benefits                      (310,364)         (102,012)    (1,147,162)     (18,655,528)
Administrative expenses and
  other                                                                                  (219)
                                -----------     -------------    -----------    -------------
        Net deductions             (379,234)        2,221,225     (1,147,162)     (18,655,747)
                                -----------     -------------    -----------    -------------
Net increase (decrease) in
  net assets available for
  benefits prior to interfund
  transfers                       2,817,510           367,600     (1,115,532)      46,377,137

Net assets available for
  benefits, beginning of year     4,553,363         4,754,356        273,038      253,187,136
Net interfund transfers           1,340,577            22,824        978,435
                                -----------     -------------    -----------    -------------
Net assets available for
  benefits, end of year         $ 8,711,450     $   5,144,780    $   135,941    $ 299,564,273
                                ===========     =============    ===========    =============

See accompanying notes to financial statements.

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                    SUPPLEMENTAL INFORMATION BY FUND
                                ----------------------------------------------------------------------------
                                   BECKMAN         BALANCED        INTEREST        EQUITY            INDEX
                                 STOCK FUND          FUND        INCOME FUND        FUND              FUND
                                -----------     -------------    -----------    -------------     ------------
Additions to plan assets
  attributed to:
  Net appreciation in fair
    value of investments        $ 2,344,115     $   1,992,963    $    57,974    $  11,329,567     $  2,427,143

    Interest                         26,862            51,000      6,383,567           92,558           33,560
    Dividends                       387,248         1,130,341                       1,403,333          318,495
                                -----------     -------------    -----------    -------------     ------------
     Total investment
      income                      2,758,225         3,174,304      6,441,541       12,825,458        2,779,198

  Contributions:
    Beckman Instruments, Inc.     1,468,660           162,189      2,164,536          205,484          205,193
    Employees                     1,152,094         2,861,197      3,586,622        4,508,542        2,167,290
                                -----------     -------------    -----------    -------------     ------------
      Total contributions         2,620,754         3,023,386      5,751,158        4,714,026        2,372,483

  Participant loan repayments       177,391           166,448        320,298          314,396          132,206
  Transfer from Hybritech's
    Savings Plan (Note 1)                           2,949,632      4,838,094        3,824,329        3,401,715
                                -----------     -------------    -----------    -------------     ------------
        Net additions             5,556,370         9,313,770     17,351,091       21,678,209        8,685,602

Participant loan withdrawals       (139,437)         (475,147)      (783,803)        (976,020)        (229,684)
Deductions from plan assets
  attributed to distributions
  of benefits                      (533,519)         (355,524)    (1,738,063)        (673,143)        (112,862)
Administrative expenses and
  other                                (191)              (10)          (335)             (12)             (26)
                                -----------     -------------    -----------    -------------     ------------
        Net deductions             (673,147)         (830,681)    (2,522,201)      (1,649,175)        (342,572)
                                -----------     -------------    -----------    -------------     ------------
Net increase (decrease) in
  net assets available for
  benefits prior to interfund
  transfers                       4,883,223         8,483,089     14,828,890       20,029,034        8,343,030
Net assets available for
  benefits, beginning
  of year                        25,686,529        26,830,458     93,583,744       47,083,743        8,108,543
Net interfund transfers            (760,919)       (3,053,056)   (11,338,787)      (2,279,789)       3,178,647
                                -----------     -------------    -----------    -------------     ------------
Net assets available for
  benefits, end of year         $29,808,833     $  32,260,491    $97,073,847    $  64,832,988     $ 19,630,220
                                ===========     =============    ===========    =============     ============

                                      SUPPLEMENTAL INFORMATION BY FUND
                                ---------------------------------------------
                                INTERNATIONAL     PARTICIPANT    DISBURSEMENT
                                 EQUITY FUND         LOANS           FUND           TOTAL
                                -----------     -------------    ------------   -------------
Additions to plan assets
  attributed to:
  Net appreciation in fair
    value of investments        $   400,421     $          --   $         --    $  18,552,183

    Interest                          6,694            48,620         27,603        6,670,464
    Dividends                       113,018                                         3,352,435
                                -----------     -------------   ------------    -------------
     Total investment income        520,133            48,620         27,603       28,575,082

  Contributions:
    Beckman Instruments, Inc.       130,513                                         4,336,575
    Employees                       892,344                                        15,168,089
                                -----------     -------------   ------------    -------------
      Total contributions         1,022,857                                        19,504,664

  Participant loan repayments        74,584        (1,185,323)
  Transfer from Hybritech's
    Savings Plan (Note 1)                                                          15,013,770
                                -----------     -------------   ------------    -------------
        Net additions             1,617,574        (1,136,703)        27,603       63,093,516

Participant loan withdrawals        (44,529)        2,648,620
Deductions from plan assets
  attributed to distributions
  of benefits                       (14,802)           (4,796)   (11,551,769)     (14,984,478)
Administrative expenses and
  other                                                    (2)          (207)            (783)
                                -----------     -------------   ------------    -------------
        Net deductions              (59,331)        2,643,822    (11,551,976)     (14,985,261)
                                -----------     -------------   ------------    -------------
Net increase (decrease) in
  net assets available for
  benefits prior to interfund
  transfers                       1,558,243         1,507,119    (11,524,373)      48,108,255
Net assets available for
  benefits, beginning of year       924,069         2,588,728        273,067      205,078,881
Net interfund transfers           2,071,051           658,509     11,524,344
                                -----------     -------------    -----------    -------------
Net assets available for
  benefits, end of year         $ 4,553,363     $   4,754,356    $   273,038    $ 253,187,136
                                ===========     =============    ===========    =============

See accompanying notes to financial statements.

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of Beckman Instruments, Inc. Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

      General - Beckman Instruments, Inc. (the Company) established and adopted the Plan effective August 1, 1989.

      The Plan is a defined contribution plan covering substantially all Company employees who have completed three months of continuous employment and 250 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Corporate Benefits Committee (the Committee), whose members are appointed by the Board of Directors of the Company.

      The Plan agreement was restated in August 1992, and the Plan document incorporates all amendments made to the Plan through August 1992. The Plan was amended effective September 1, 1995 to allow participants to direct Company contributions to any of the investment funds, as well as to provide for participant loans.

      Effective January 2, 1996, the Company acquired Hybritech Inc. In connection with this acquisition, eligible employees of Hybritech, Inc. became participants of the Plan. During 1996, Hybritech's Savings Plan was merged into the Plan, and its net assets available for benefits of $15,013,770 were transferred to the Plan.

      Contributions - Participants may elect to contribute up to 15% of their eligible compensation in the form of pretax and/or after-tax withholdings, although the combined contribution cannot exceed 15% of eligible compensation. Each participant's pretax contributions in the calendar year may not exceed $9,500 in 1997 and 1996.

      Company-matching contributions to the Plan are allocated to participants based on a specified percentage of actual employee contributions. Forfeitures of the Company match will be first used to reinstate previously forfeited balances of certain former employees who are re-employed by the Company and then will be used to reduce future Company contributions.

      Upon commencement of benefit payments, participants are subject to federal income tax on the receipt of participant pretax contributions, Company-matching contributions, and earnings on all contributions.

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996 (CONTINUED)
--------------------------------------------------------------------------------

      Investment Options - Participants have a choice of six different investment funds for their contributions. Company contributions may be directed to any of the six different investment funds. Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options effective as of the first day of each month and to transfer their account balances among the different investment funds on a daily basis.

      Income on investment funds is allocated to participants' accounts based on the participants' investment fund balance as a percentage of the total investment fund balance.

      The following description of each investment fund has been extracted from information contained in the respective fund's prospectus:

          Beckman Stock Fund - The Beckman Stock Fund is invested in Beckman Instruments, Inc. common stock.

          Balanced Fund - The Balanced Fund is invested primarily in stocks, bonds and cash. The stock portfolio consists of large, intermediate and small companies. The bond portfolio consists of U.S. Treasury, U.S. Agency and corporate issues. The Balanced Fund is managed by Brinson Partners, Inc., under the name U.S. Balanced Fund.

          Interest Income Fund - The Interest Income Fund is invested in a portfolio of group annuity contracts issued by major insurance companies and investment contracts with banks.

          Equity Fund - The Equity Fund is invested in a portfolio of common stocks to meet the objective of long-term growth of capital and income. The Equity Fund is managed by The Vanguard Group, under the name Windsor Fund.

          Index Fund - The Index Fund invests in all of the stocks included in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500 Index. The Index Fund is managed by The Vanguard Group, under the name Vanguard Index Trust-500 Portfolio. During May 1996, the name changed to Vanguard Institutional Index Fund.

          International Equity Fund - The International Equity Fund invests in stocks and other equity-based forms of investment in companies operating principally outside of the United States. The International Equity Fund is managed by Templeton Franklin Investment Services, under the name Templeton Funds Inc. Foreign Fund.

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996 (CONTINUED)
--------------------------------------------------------------------------------

      Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Repayment is generally required within five years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participants' account and bear interest at a rate commensurate with market interest rates for similar loans as determined by the Plan committee (9.5% at December 31, 1997 for new loans).

      Benefits and Vesting - Participants become entitled to payment of the total vested value of their accounts at the time of termination, retirement, permanent layoff, permanent disability or death. Upon death, a lump-sum distribution is made during the year of death. If total vested value is greater than $3,500, the participants may elect to postpone their lump-sum distribution until the year following the year they attain age
      70 1/2.

      Participants' interests in the Company's contributions, income, gains and losses on investments become fully vested following completion of three years of service. Participants also become fully vested upon reaching normal retirement age, permanent layoff, death or permanent disability. Participants immediately vest in the value of their own contributions.

      Benefits Payable - At December 31, 1997 and 1996, the amounts of benefits payable to participants who have withdrawn from participation in the Plan were $1,964,147 and $1,006,298, respectively. Such amounts are not considered liabilities for financial reporting purposes, and accordingly, the balances are not included in the deductions from Plan assets attributed to distribution of benefits for the years ended December 31, 1997 and 1996.

      Continuation of the Plan - The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants become 100% vested and nonforfeitable without regard to the years of service of participants.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

      Investment Valuation - Investments are stated at fair value except for guaranteed investment contracts that are stated at contract value (Note
      3). The fair value of the common stock is based on quotations obtained from national securities exchanges on the last business day of the Plan year. The fair values of the mutual funds and commingled funds are based on the net asset value reported by the funds. The purchases and sales of securities are recorded as of the date of trade. The average cost method is used in determining gains and losses on the sales of securities.

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996 (CONTINUED)
--------------------------------------------------------------------------------

      Administrative Expenses - Principally all of the Plan's administrative expenses are paid by the Company. The Company has elected to pay these administrative expenses on behalf of the Plan but reserves the right to change this election. Such expenses amounted to approximately $438,000 and $415,000 for the years ended December 31, 1997 and 1996, respectively.

3.    VALUATION OF INVESTMENT CONTRACTS

      The Plan's investment contracts are fully benefit-responsive and have an estimated fair value that equals their contract value of $93,205,144 and $93,435,496 at December 31, 1997 and 1996, respectively. The Plan's investment contracts earn interest at rates ranging from 6.25% to 8.00% at December 31, 1997 and 6.35% to 8.00% at December 31, 1996.

4.    ASSETS HELD FOR INVESTMENT

      Information regarding assets held for investment as of December 31, 1997 and 1996 is as follows:

                                                      1997                             1996
                                         ------------------------------    ------------------------------
                                                          FAIR/CONTRACT                     FAIR/CONTRACT
                                             COST             VALUE            COST             VALUE
                                         ------------     -------------    ------------     -------------
Common stock -
  Beckman Instruments, Inc.              $ 33,194,649     $ 33,627,720     $ 20,313,039     $ 29,746,381

Mutual funds:
Brinson U.S. Balanced Fund                 35,962,276       36,390,285       31,819,726       32,216,698
Vanguard Windsor Fund                      75,638,657       84,597,289       55,340,271       64,761,502
Vanguard Institutional Index Fund          28,636,846       36,031,751       18,227,592       19,591,426
Templeton Funds Inc. Foreign Fund           9,099,430        8,687,994        4,299,515        4,586,576
                                         ------------     ------------     ------------     ------------

        Total mutual funds                149,337,209      165,707,319      109,687,104      121,156,202

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996 (CONTINUED)
--------------------------------------------------------------------------------

                                                      1997                              1996
                                          ------------------------------    -------------------------------
                                                           FAIR/CONTRACT                     FAIR/CONTRACT
                                              COST            VALUE            COST             VALUE
                                          ------------     -------------    ------------     --------------
Participant loans
  receivable                              $  5,098,884     $  5,098,884     $  4,738,363     $  4,738,363

Interest Income Fund:
  Group insurance contracts:
    John Hancock -
      GAC 7543                               9,608,397        9,608,397       17,856,155       17,856,155
      GIC 8818                               5,210,172        5,210,172
    Metropolitan Life Plan - 13014          10,728,297       10,728,297       16,556,014       16,556,014
    Transamerica - Contract 7660             8,030,155        8,030,155
    People's Security Life -
      GIC-BDA00039TR-5                       3,783,533        3,783,533        3,850,208        3,850,208
      FGIC Policy 92010300,
        Contract 2983                        4,967,595        4,967,595        6,773,314        6,773,314
      Contract #BDA00039TR-4                 2,374,710        2,374,710        2,776,562        2,776,562
                                          ------------     ------------     ------------     ------------
                                            44,702,859       44,702,859       47,812,253       47,812,253

  Bank investment contracts:
    Credit Suisse Financial                  5,729,809        5,729,809        5,796,644        5,796,644
    Credit Suisse 77441-01 GIC               9,947,876        9,947,876        9,937,125        9,937,125
    UBS Agreement - Contract 2077            7,640,767        7,640,767        8,885,748        8,885,748
    Citibank Contract #1                     9,487,302        9,487,302       10,977,997       10,977,997
    Lehman GIC #101121895G                  10,027,444       10,027,444       10,025,729       10,025,729
    State Street Synthetic -
      Contract 97077                         5,669,087        5,669,087
                                          ------------     ------------     ------------     ------------

                                            48,502,285       48,502,285       45,623,243       45,623,243
                                          ------------     ------------     ------------     ------------
        Total Interest Income Fund          93,205,144       93,205,144       93,435,496       93,435,496
                                          ------------     ------------     ------------     ------------
            Total assets held
              for investments             $280,835,886     $297,639,067     $228,174,002     $249,076,442
                                          ============     ============     ============     ============

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996 (CONTINUED)
--------------------------------------------------------------------------------

5.    TAX STATUS

      The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code) and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable Internal Revenue Service determination letter dated October 1, 1990. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision of income taxes has been included in the Plan's financial statements.


6.    SUBSEQUENT EVENT

      During October 1997, the Company acquired Coulter Corporation (Coulter) and formally changed its name to Beckman Coulter, Inc. during April 1998. In connection with this acquisition, the name of the Beckman Stock Fund was changed to the Beckman Coulter Stock Fund during April 1998.

      On June 4, 1998, the Company's Board of Directors approved the decision to merge the Plan with Coulter's defined contribution plan effective September 1, 1998. Net assets of the Coulter defined contribution plan approximated $283,350,000 at December 31, 1997. Upon the effective date, the Plan's name will change to the Beckman Coulter Savings Plan and will be subject to the terms of the new plan.

      The new plan shall be modified to include additional investment options, higher matching contributions related to the Beckman Coulter Stock Fund, as well as immediate vesting on the Company's contributions, income, and gains and losses on investments.

                              SUPPLEMENT SCHEDULES


BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

LINE 27a - SCHEDULE OF ASETS HELD FOR INVESTMENT PURPOSES
           AS OF DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                          SHARES                        CURRENT
DESCRIPTION OF INVESTMENT                                OR UNITS         COST           VALUE
-------------------------                                ---------    ------------   ------------
COMMON STOCK -
  Beckman Instruments, Inc.                                840,693     $33,194,649    $33,627,720

BALANCED FUND -
  Brinson Partners U.S. Balanced Fund                    3,058,007      35,962,276     36,390,285

EQUITY FUND -
  Vanguard Windsor Fund                                  4,982,172      75,638,657     84,597,289

INDEX FUND -
  Vanguard Institutional Index Fund                        402,320      28,636,846     36,031,751

INTERNATIONAL EQUITY FUND -
  Templeton Funds Inc. Foreign Fund                        873,165       9,099,430      8,687,994

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           AS OF DECEMBER 31, 1997 (Continued)
--------------------------------------------------------------------------------

                                                  INTEREST   MATURITY                       CURRENT
DESCRIPTION OF INVESTMENT                           RATE       DATE          COST            VALUE
-------------------------                         --------   --------    -----------      -----------
Participant loans receivable (interest
  ranging from 9.0% to 9.25%)                                            $ 5,098,884      $ 5,098,884

INTEREST INCOME FUND -
  Group insurance contracts:
  John Hancock -
    GAC 7543                                       7.620%     2/27/98      9,608,397        9,608,397
    GIC 8818                                       6.480%     6/15/00      5,210,172        5,210,172
  Metropolitan Life Plan - 13014                   8.000%    12/15/98     10,728,297       10,728,297
  Transamerica - Contract 7660                     6.830%     2/15/02      8,030,155        8,030,155
  People's Security Life -
    GIC - BDA00039TR-5                             6.582%     11/1/03      3,783,533        3,783,533
    FGIC Policy 92010300, Contract 2983            6.518%     4/25/02      4,967,595        4,967,595
    Contract #BDA00039TR-4                         6.518%     7/15/02      2,374,710        2,374,710
                                                                        ------------     ------------

      Total group insurance contracts                                     44,702,859       44,702,859

Bank investment contracts:
  Credit Suisse Financial                          7.500%    12/15/01      5,729,809        5,729,809
  Credit Suisse 77441-01 GIC                       7.450%    12/15/01      9,947,876        9,947,876
  UBS Agreement - Contract 2077                    6.500%     3/31/98      7,640,767        7,640,767
  Citibank Contract #1                             6.410%      9/1/09      9,487,302        9,487,302
  Lehman GIC #101121895G                           6.350%    12/17/01     10,027,444       10,027,444
  State Street Synthetic - Contract 97077          6.250%      3/1/98      5,669,087        5,669,087
                                                                        ------------     ------------
      Total bank investment contracts                                     48,502,285       48,502,285
                                                                        ------------     ------------

        Total investments                                               $280,835,886     $297,639,067
                                                                        ============     ============

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

LINE 27d - SCHEDULE OF REPORTABLE SERIES OF TRANSACTIONS
           FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


       NO. OF          IDENTITY OF                                          PURCHASE                        COST OF
    TRANSACTIONS      PARTY INVOLVED           DESCRIPTION OF ASSET           PRICE      SELLING PRICE       ASSET       NET GAIN
    ------------  ------------------------     --------------------        -----------   -------------   -----------    -----------
        124        Beckman Instruments, Inc.    Beckman Stock Fund          $ 8,972,090     $             $ 8,972,090
         98        Beckman Instruments, Inc.    Beckman Stock Fund                           5,920,429      3,835,820    $2,084,609
         96        Brinson                      Balanced Fund                 8,470,185                     8,470,185
        145        Brinson                      Balanced Fund                                4,633,041      4,366,684       266,357
        149        Vanguard                     Equity Fund                  25,515,867                    25,515,867
         96        Vanguard                     Equity Fund                                  6,776,182      5,276,241     1,499,941
        172        Vanguard                     Index Fund                   13,709,923                    13,709,923
         77        Vanguard                     Index Fund                                   4,005,676      3,364,355       641,321
        289        Mellon Bank N.A.             TBC Inc. Pooled Employee
                                                Funds Daily Liquidity
                                                Fund                         66,987,449                    66,987,449

        302        Mellon Bank N.A.             TBC Inc. Pooled Employee
                                                Funds Daily Liquidity Fund                  69,056,873     69,056,873

                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                         BECKMAN INSTRUMENTS, INC.
                                         SAVINGS AND INVESTMENT PLAN

                                         By:    Beckman Coulter, Inc.
                                                Benefits Committee

Date:  June 24, 1998                     By:    /s/ Fidencio M. Mares
                                                -----------------------------
                                                Fidencio M. Mares
                                         Its:   Committee Chairman
                                                Vice President - Human Resources

                                INDEX TO EXHIBITS

Exhibit                                                          Sequential
Number         Description                                       Page Number
-------        -----------                                       -----------
23.1           Consent of Deloitte & Touche, LLP                     20